FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011
Commission File Number: 001-33068

ULTRAPETROL (BAHAMAS) LIMITED
 (Translation of registrant's name into English)

Ocean Centre, Montagu Foreshore
East Bay St.
Nassau, Bahamas
P.O. Box SS-19084
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of a press release issued by Ultrapetrol (Bahamas) Limited on August 11, 2011, reporting financial results for the second quarter of fiscal year 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ULTRAPETROL (BAHAMAS) LIMITED
(registrant)

By:	/s/ Leonard J. Hoskinson
Name:	Leonard J. Hoskinson
Title:	Chief Financial Officer

Dated: August 11, 2011

SK 02351 0010 1219411

Exhibit 99.1

ULTRAPETROL REPORTS FINANCIAL RESULTS
FOR SECOND QUARTER 2011

NASSAU, Bahamas, August 11, 2011 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 highlights:

•	Recorded second quarter 2011 revenues of $70.0 million;

•	Recorded adjusted consolidated EBITDA of $12.7 million in the second quarter of 2011;1

•	Recorded adjusted consolidated EBITDA of $24.6 million in the first six months of 2011;

•
Recorded total adjusted net loss and adjusted net loss per share of $(6.0) million and $(0.20), respectively, in the second quarter of 2011, which excludes the effect of a $(1.0) million provision for deferred taxes on an unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business; 2

•	Took delivery in China of our eighth PSV, UP Jasper, currently being positioned to the North Sea;

•	Continued as planned with the construction of the Company's PSV new building program in the Offshore Supply Business;

______________________________
1 For a reconciliation of non-GAAP measures, please see the tables included under the Supplemental Information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Felipe Menéndez, Ultrapetrol's President and Chief Executive Officer, said, "Our long-term investment strategy of investing in our River and Offshore businesses compounded by the sale of our remaining  capesize vessels in 2010 has put us on an strong path of growth. In both our River Business and Offshore Business demand is strengthening and market rates are increasing and we believe our strategic advantages are providing us with long term size and technology leadership in the markets in which we operate."

"In our River Business, we have witnessed in 2011 a significant growth in demand for river transportation. The seeded area directly affecting the Hidrovia Region has grown close to 9% and estimates indicate that a similar growth may occur next year. Iron ore production has exceeded historical levels and new mines are expected to commence production in 2012. The prices of agricultural and mining commodities are propelling new investment and growth which we except will add demand for transportation in the river system. With over 35% of the existing capacity and the growth initiatives which we have developed over the last 4 years we are ideally positioned to capitalize on this growth. We have continued to grow our capacity through the production of tank and dry jumbo barges in our Punta Alvear Yard, the most modern of its kind in South America, and have successfully managed to supply some third party orders while continuing to reengine our line pushboats to capture fuel efficiencies that we expect will substantially change our river EBITDA margins in the future."

Mr. Menéndez continued, "The expansion of our Offshore Supply Business continued in the second quarter, as Ultrapetrol operated seven PSVs for the first time for an entire quarter and took delivery of its eighth PSV, UP Jasper. The UP Jasper is in the process of being repositioned to the North Sea where we expect the vessel to commence operations in September 2011 and take advantage of the region's strong rate environment. We look forward to taking delivery of four additional PSVs that are under construction which have expected deliveries over the next 18 months. Our medium and long term view is that the offshore supply services market will strengthen as the extraordinary demand from Brazil takes a larger share of the world's available capacity. In our Ocean Business, the two container-feeder vessel operation that we started in 2010 has exceeded our expectations. By offering bi-weekly service we have consolidated our presence in the region and we are integrating a chain of logistical services for our customers that we believe will set us a step away from competition."

Mr. Menéndez concluded, "We expect that in 2012 and beyond our results will more fully reflect increased volumes carried from our expanded fleet as well as the efficiency initiatives that are all part of the investment program we have implemented over the past 4 years."

Overview of Financial Results

Total revenues for the second quarter 2011 were $70.0 million, as compared with $60.6 million in the same period of 2010.

Adjusted EBITDA for the second quarter 2011 was $12.7 million, as compared with $17.6 million, in the same period of 2010. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the second quarter of 2011 was $(6.0) million or $(0.20) per share, which excluded a $(1.0) million provision or $(0.04) per share, for unrealized foreign exchange rate gains on U.S. dollar-denominated debt of our Brazilian subsidiary in the Offshore Supply Business. Net loss for the second quarter 2011 was $(7.0) million or $(0.24) per share, as compared with net income of $0.7 million, or $0.02 per share, during the same period in 2010.

Len Hoskinson, Ultrapetrol's Chief Financial Officer, said, "Our PSVs on charter to Petrobras in Brasil are significant cash flow producers and our River Business is benefitting from higher volumes of agricultural and mineral cargoes. We are confident that the shortfall of cargo carried in the second quarter due to a temporary blockage of the High Parana section of the river will be picked up in the 2H 2011. Our 2011/2012 Capex Program is fully funded and we are conservatively balanced with long-term credit facilities that match the earnings of our local vessels."

Business Segment Highlights

River

Despite a temporary blockage of the High Parana river which affected the activity of over 140 of our barges of 48 days causing a reduction of over 195,000 tons and in excess of $6.5 million in revenues, the River Business experienced an 8% increase in the volume of cargo loaded in the second quarter of 2011 as compared with the same period of 2010.

Second quarter 2011 River segment adjusted EBITDA was $5.9 million versus $10.4 million in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

In its latest report issued in April 2011, the USDA estimates that the soybean crop in Paraguay will increase to 8.1 million tons in 2011, a growth of 12.5% year on year.  The increase reflects a 10-year compounded annual growth rate (CAGR) of approximately 8% in Paraguay's soybean production and seeded areas.  The steady growth represents an important demand driver for Ultrapetrol's River Business. The company is adding capacity and implementing various margin-expansion initiatives to profitably capitalize on the growing demand.

The Company's barge building shipyard, which is the most modern in South America, has been in operation since the first quarter of 2010. We believe this shipyard will allow the Company to meet the incremental demand growth resulting from the projected increases in volumes of liquids, soybeans and iron ore produced in the region, as well as the need to replace a large proportion of the river system fleet within the next 5 years.  The Company also built and delivered six jumbo barges for a third party in its Punta Alvear yard, and could build further barges for third parties in the future. The Company has successfully continued the re-engining and re-powering program that aims to convert engines on eleven of its main pushboats from diesel to heavy fuel consuming. The first one started operations on May 22, 2010 and the second one was completed at the end of 2010. The next two in the program are expected to be delivered during the third quarter of 2011. We expect this program to lead to substantial savings in fuel expense and to an increase in tow size and navigation speed. We have further enhanced our pushing capacity by adding three second-hand pushboats to our fleet; one large and two smaller in capacity.

Offshore Supply

In the Offshore Supply Business, we operated seven vessels in the second quarter of 2011, and took delivery in China of the UP Jasper only on June 10, 2011. The adjusted EBITDA generated by the Offshore Supply segment during the second quarter of 2011 was $4.7 million, or 8% lower than the $5.1 million generated in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Despite having experienced 20 more offhire days due to scheduled drydocks and repairs in the second quarter of 2011 than in the same period of 2010, total revenues from the Offshore Supply Business increased by 12% period on period. This increase was primarily attributable to the operation of our UP Turquoise for the full second quarter; partially offset by the scheduled drydocking of our UP Topazio and UP Safira. Similarly, during the quarter we experienced higher operating costs mainly due to the revaluation of the real against the US dollar, a tendency which is likely to continue.

As planned, Ultrapetrol will continue the construction of the four remaining PSVs that will be added to the fleet, currently being built in India.

The Company believes that the Brazilian market will grow substantially due to the support of Petrobras' aggressive capital expenditure plans, while the activity in the North Sea has increased. In addition, Ultrapetrol's fleet has the advantage of being very modern and technologically capable of supporting deep sea oil drilling.

Ocean

The Ocean segment generated adjusted EBITDA of $1.6 million in the second quarter of 2011 as compared to adjusted EBITDA of $3.3 million in the same period of 2010. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

The 27% increase in revenues (from $12.9 million to $16.4 million) is mainly attributable to two factors: 1) the operation of M.V. Asturiano and M.V. Argentino for the full second quarter of 2011 as opposed to less than two months of operations of the M.V. Asturiano in the same period of 2010; and 2) the effect of the adjustment in the hire of our Product Tanker fleet to reflect increased manning costs. These effects were partly offset by the sales of our Capesize vessels Princess Marisol and Princess Katherine in May and September 2010.

The Company operated a total of four vessels in its Product Tanker fleet in the second quarter of 2011 (Miranda I, Amadeo, Alejandrina, and Austral) which continue to be employed in the South American coastal trade on charters with oil majors that operate in the region.

After the positioning of the M.V. Argentino in January 2011, we successfully employed our two container feeder vessels, M.V. Asturiano and M.V. Argentino for the full second quarter at better than anticipated utilization rates.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, August 12, 2011, at 10:00 a.m. ET accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 800-779-3576 (toll-free U.S.) or +1 630-395-0302 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 866-379-4236 (toll-free U.S.) or +1 203-369-0338 (outside of the U.S.); passcode: 12811. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact: The IGB Group
Leon Berman/ David Burke
212-477-8439 /646-673-9701
lberman@igbir.com /dburke@igbir.com

Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of June 30, 2011 and our audited consolidated balance sheet as of December 31, 2010

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At June 30, 2011 (Unaudited)	At December 31, 2010
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$45,079	$105,570
Restricted cash	1,661	1,661
Accounts receivable, net of allowance for doubtful accounts of $305 and $555 in 2011 and 2010, respectively	34,857	24,675
Operating supplies	5,549	3,176
Prepaid expenses	6,504	3,643
Other receivables	26,146	24,153
Other current assets	101	117
Total current assets	119,897	162,995
NONCURRENT ASSETS

Other receivables	3,827	5,796
Restricted cash	1,183	1,183
Vessels and equipment, net	652,630	612,696
Dry dock	5,234	5,688
Investment in affiliates and receivables from 50% owned companies	7,065	6,824
Intangible assets	1,063	1,151
Goodwill	5,015	5,015
Other assets	12,432	13,145
Deferred income tax assets	9,100	9,304
Total noncurrent assets	697,549	660,802
Total assets	$817,446	$823,797

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$29,187	$24,054
Accrued interest	5,004	2,278
Current portion of long-term financial debt	17,911	27,586
Other current liabilities	6,808	10,759
Total current liabilities	58,910	64,677
NONCURRENT LIABILITIES

Long-term financial debt	483,691	471,793
Deferred income tax liabilities	19,337	16,142
Other liabilities	1,197	2,391
Total noncurrent liabilities	504,225	490,326
Total liabilities	563,135	555,003

EQUITY
Common stock, $.01 par value: 100,000,000 authorized shares; 29,943,653 shares outstanding	338	338
Additional paid-in capital	271,804	271,224
Treasury stock 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated earnings (deficit)	(2,659)	11,986
Accumulated other comprehensive income (loss)	(1,071)	(597)
Total Ultrapetrol (Bahamas) Limited stockholders equity	248,924	263,463

Noncontrolling interest	5,387	5,331
Total equity	254,311	268,794
Total liabilities and equity	$817,446	$823,797

The following table sets forth certain unaudited historical statements of income data for the periods indicated above derived from our unaudited condensed consolidated statements of income expressed in thousands of dollars(1):

	Three Months Ended June 30,		Six Months Ended June 30,
					Percent
($000's)	2011	2010	2011	2010	Change
Revenues
Attributable to River Business	$38,535	$34,259	$69,811	$58,534	19%
Attributable to Offshore Supply Business	14,994	13,438	27,667	25,648	8%
Attributable to Ocean Business	16,442	12,910	30,815	30,655	1%
Total revenues	69,971	60,607	128,293	114,837	12%

Voyage expenses
Attributable to River Business	(18,839)	(12,399)	(32,117)	(21,628)	48%
Attributable to Offshore Supply Business	(807)	(706)	(1,691)	(1,780)	-5%
Attributable to Ocean Business	(5,185)	(2,083)	(9,476)	(4,823)	96%
Total voyage expenses	(24,831)	(15,188)	(43,284)	(28,231)	53%

Running costs
Attributable to River Business	(11,498)	(8,410)	(19,806)	(14,830)	34%
Attributable to Offshore Supply Business	(7,459)	(5,751)	(15,036)	(12,212)	23%
Attributable to Ocean Business	(8,023)	(6,814)	(14,681)	(14,281)	3%
Total running costs	(26,980)	(20,975)	(49,523)	(41,323)	20%

Amortization of dry dock & intangible assets	(1,009)	(989)	(2,101)	(1,913)	10%
Depreciation of vessels and equipment	(8,368)	(7,232)	(16,476)	(15,031)	10%
Administrative and commercial expenses	(6,575)	(6,694)	(13,870)	(12,935)	7%
Other operating income, net	1,130	65	2,912	513	468%

Operating profit	3,338	9,594	5,951	15,917	-63%

Financial expense and other financial expenses	(8,205)	(7,516)	(16,763)	(14,968)	12%
Financial income	83	111	245	203	21%
(Loss) Gains on derivatives, net	(5)	266	(5)	9,369
Investment in affiliates	(302)	(110)	(411)	(155)	165%
Other, net	(185)	(328)	(335)	(451)	-26%
Total other expenses	(8,614)	(7,577)	(17,269)	(6,002)	188%

(Loss) income from continuing operations before income taxes	(5,276)	2,017	(11,318)	9,915

Income taxes	(1,612)	(1,232)	(3,271)	(642)	410%
Net income attributable to non-controlling interest	74	125	56	273	-79%

Net (loss) income from continuing operations attributable to Ultrapetrol (Bahamas) Ltd.	$(6,962)	$660	$(14,645)	$9,000

Loss from discontinued operation (1)	--	--	--	(515)

Net (loss) income attributable to Ultrapetrol (Bahamas) Ltd.	$(6,962)	$660	$(14,645)	$8,485

(1) Operations of our Passenger Business are presented as discontinued operations on a net of tax basis.

The following table contains our unaudited statements of cash flows for the three month periods end June 30, 2011 and 2010:

(Stated in thousands of U.S. dollars)

	For the six-month periods ended June 30,
	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(14,589)	$8,758

Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:

Loss from discontinued operations	-	515
Depreciation of vessels and equipment	16,476	15,031
Amortization of dry docking	2,013	1,695
Expenditure for dry docking	(1,559)	(4,222)
(Loss) Gains on derivatives, net	5	(9,369)
Amortization of intangible assets	88	218
Loss on sale of vessels, net	-	314
Share-based compensation	580	700
Debt issuance expense amortization	988	750
Net loss from investment in affiliates	411	155
Allowance for doubtful accounts	(221)	84

Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(9,961)	(4,592)
Other receivables, operating supplies and prepaid expenses	(5,364)	(3,247)
Other	(185)	2,226
Increase (decrease) in liabilities:
Accounts payable	5,408	5,205
Accrued interest	2,726	54
Other	(2,351)	483
Net cash (used in) provided by operating activities from continuing operations	(5,535)	14,758

Net cash (used in) operating activities from discontinued operations	-	(1,960)
Total cash flows (used in) provided by operating activities	(5,535)	12,798

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of vessels and equipment	(56,820)	(44,833)
Proceeds from disposal of assets, net	-	26,656
Other	-	1,983
Net cash (used in) investing activities from continuing operations	(56,820)	(16,194)

Net cash provided by investing activities from discontinued operations	-	1,950
Total cash flows (used in) investing activities	(56,820)	(14,244)

CASH FLOWS FROM FINANCING ACTIVITIES

Scheduled repayments of long-term financial debt	(6,227)	(5,507)
Early repayments of long-term financial debt	(15,000)	-
Proceeds from long-term financial debt	23,450	-
Other	(359)	(280)
Net cash provided by (used in) financing activities from continuing operations	1,864	(5,787)
Net (decrease) in cash and cash equivalents	(60,491)	(7,233)

Cash and cash equivalents at the beginning of year (including $304 and $304 related to discontinued operations)	$105,570	$53,201
Cash and cash equivalents at the end of period (including $304 and $294 related to discontinued operations)	$45,079	$45,968

Supplemental information:

The following table reconciles our EBITDA as defined in the Notes due 2014 and our Adjusted Consolidated EBITDA to our cash flow for the six months ended June 30, 2011, and 2010:

(Stated in thousands of U.S. dollars)

	Six Months Ended June 30,
$ (000)	2011	2010
Total cash flows (used in) provided by operating activities	(5,535)	12,798
Total cash flows (used in) investing activities	(56,820)	(14,244)
Total cash flows provided by (used in) financing activities	1,864	(5,787)

Net cash (used in) provided by operating activities from continuing operations	(5,535)	14,758
Net cash (used in) operating activities from discontinued operations	--	(1,960)
Total cash flows (used in) provided by operating activities	(5,535)	12,798

Plus

Adjustments from continuing operations

Increase / decrease in operating assets and liabilities	9,727	(129)
Expenditure for dry docking	1,559	4,222
Income taxes	3,271	642
Financial expenses	17,368	12,418
(Loss) on disposal of assets	--	(314)
Net income attributable to non-controlling interest	(56)	(273)
Adjustment attributable to UP Offshore declassification (1)	--	(9,419)
Non-cash gain on FFAs	--	(7,883)
(Loss) gains on derivatives, net	(5)	9,369
Other adjustments	(1,758)	(1,689)

Adjustments from discontinued operations

Increase / decrease in operating assets and liabilities		1,445
Financial expenses		5
Other adjustments		--

EBITDA as defined in the Notes due 2014 from continuing operations	24,571	21,702
EBITDA as defined in the Notes due 2014 from discontinued operations	--	(510)
Consolidated EBITDA as defined in the Notes due 2014	24,571	21,192

Plus
Adjustment attributable to UP Offshore declassification	$--	9,419
Non-cash gain on FFAs	--	7,883
Unrealized non-cash gain on FFAs	--	(1,250)
Adjusted Consolidated EBITDA	$24,571	$37,244

The following table reconciles our adjusted net income and adjusted EPS to net income and EPS for the three-months ended June 30, 2011 and 2010, with and without discontinued operations (on a net of tax basis):

($000's)	2Q 11 Incl. Disc. Op.	2Q 10 Incl. Disc. Op.	% Change	2Q 11 Excl. Disc. Op.	2Q 10 Excl. Disc. Op.	% Change

Revenues	$69,971	$60,607	15%	$69,971	$60,607	15%

Adjusted EBITDA	$12,653	$17,615	-28%	$12,653	$17,611	-28%

Net income (loss) as reported	$(6,962)	$660		$(6,962)	$660
EPS as reported	$(0.24)	$0.02		$(0.24)	$0.02

Adjustments to net Income as reported

Realized net gain on FFAs	-	1,251		-	1,251
Income tax on Exchange Variance Provision (1)	952	(172)		952	(172)

Adjusted Net Income	$(6,010)	$1,739		$(6,010)	$1,739
Adjusted EPS (In $)	$(0.20)	$0.06		$(0.20)	$0.06

(1) Provision for Income Tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2011:

	Second Quarter Ended June 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$1,546	$2,517	$(725)	$3,338
Depreciation and amortization	4,811	2,241	2,325	9,377
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(305)	(74)	3	(376)
Loss on derivatives, net	-	(5)	-	(5)
Other net	(199)	3	11	(185)

Segment Adjusted EBITDA	$5,853	$4,682	$1,614	$12,149

Items not included in Segment Adjusted EBITDA
Financial income				83
Other financial expenses				421

Adjusted Consolidated EBITDA from continuing operations				$12,653
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$12,653

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the six months ended June 30, 2011:

	Six months Ended June 30, 2011
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$3,868	$3,962	$(1,879)	$5,951
Depreciation and amortization	9,549	4,383	4,645	18,577
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(405)	(56)	(6)	(467)
Loss on derivatives, net	-	(5)	-	(5)
Other net	(371)	3	33	(335)

Segment Adjusted EBITDA	$12,641	$8,287	$2,793	$23,721

Items not included in Segment Adjusted EBITDA
Financial income				245
Other financial income				605

Adjusted Consolidated EBITDA from continuing operations				$24,571
Adjusted Consolidated EBITDA from discontinued operations				$-

Adjusted Consolidated EBITDA				$24,571

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the second quarter ended June 30, 2010:

	Second Quarter Ended June 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit (loss)	$6,457	$3,535	$(398)	$9,594
Depreciation and amortization	4,251	1,699	2,271	8,221
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(102)	(125)	(8)	(235)
Gains on derivatives, net	-	-	266	266
Realized net gain on FFAs			1,251	1,251
Other net	(235)	-	(93)	(328)

Segment Adjusted EBITDA	$10,371	$5,109	$3,289	$18,769

Items not included in Segment Adjusted EBITDA

Financial income				111
Other financial expenses				(1,269)

Adjusted Consolidated EBITDA from continuing operations				$17,611
Adjusted Consolidated EBITDA from discontinued operations				$4

Adjusted Consolidated EBITDA				$17,615

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the six months ended June 30, 2010:

	Six months Ended June 30, 2010
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating profit	$8,432	$5,244	$2,241	$15,917
Depreciation and amortization	8,277	3,360	5,307	16,944
Investment in affiliates / Net income attributable to non-controlling interest in subsidiaries	(132)	(273)	(23)	(428)
Gains on derivatives, net	-	-	9,369	9,369
Non-cash (gains) losses on derivatives, net			(1,250)	(1,250)
Other net	(445)	3	(9)	(451)

Segment Adjusted EBITDA	$16,132	$8,334	$15,635	$40,101

Items not included in Segment Adjusted EBITDA
Financial income				203
Other financial expenses				(2,550)

Adjusted Consolidated EBITDA from continuing operations				$37,754
Adjusted Consolidated EBITDA from discontinued operations				$(510)

Adjusted Consolidated EBITDA				$37,244